UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 57864 / May 23, 2008

Admin. Proc. File No. 3-12519

In the Matter of

IMPAX LABORATORIES, INC.
c/o Blank Rome LLP
600 New Hampshire Ave., N.W.
Washington, D.C. 20037

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Impax Laboratories, Inc. under Section 12(g) of the Securities Exchange Act of 1934, be, and it hereby is, revoked pursuant to Exchange Act Section 12(j).

By the Commission.

Nancy M. Morris
Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No.57864 / May 23, 2008

Admin. Proc. File No. 3-12519

In the Matter of

IMPAX LABORATORIES, INC.
c/o Blank Rome LLP
600 New Hampshire Ave., N.W.
Washington, D.C. 20037

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. Held, it is necessary
and appropriate for the protection of investors to revoke the registration of the company's
securities.

APPEARANCES:

Michael Joseph, Joseph O. Click, and Joseph N. Cordaro, of Blank Rome LLP, for Impax
Laboratories, Inc.

Paul W. Kisslinger, Neil J. Welch, Jr., and David S. Frye, for the Division of
Enforcement.

Appeal filed: May 23, 2007
Last brief received: August 6, 2007
Oral argument: May 5, 2008

I.

Impax Laboratories, Inc. ("Impax" or "the Company") appeals from an administrative law judge's decision finding that the Company had violated Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13 thereunder 1/ by failing to file its required quarterly and annual reports for any period after September 30, 2004 and, on that basis, revoking the registration of the Company's common stock. 2/ We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal. 3/

II.

Introduction. Impax, a Delaware corporation, develops, manufactures, and distributes pharmaceutical products. Impax's common stock is registered with the Commission pursuant to

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1/   Exchange Act Section 13(a) requires issuers of securities registered pursuant to Exchange Act Section 12 to file periodic and other reports with the Commission in accordance with rules established by the Commission. 15 U.S.C. § 78m(a). Rule 13a-1, 17 C.F.R. § 240.13a-1, requires issuers to file annual reports with the Commission, and Rule 13a-13, 17 C.F.R. § 240.13a-13, requires issuers to file quarterly reports with the Commission.

2/   The Order Instituting Proceedings against Impax also instituted proceedings against several other parties pursuant to Exchange Act Section 12(j) for failure to file required quarterly and annual reports. Telynx, Inc. and Discovery Zone, Inc. each consented to the entry of our orders revoking the registration of each class of their securities registered pursuant to Exchange Act Section 12. See Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Telynx, Inc., Securities Exchange Act Rel. No. 55250 (Feb. 7, 2007), 89 SEC Docket 3218; Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Discovery Zone, Inc., Exchange Act Rel. No. 55690 (May 2, 2007), 90 SEC Docket 1612. The law judge in this proceeding revoked the registration of each class of securities registered pursuant to Exchange Act Section 12 of Cosmetic Center, Inc., Donlar Biosyntrex Corp., Donlar Corp., and Phoenix Waste Services Company, Inc. after finding those parties in default for failure to file an answer and participate in the prehearing conference for which they had notice. See Order Making Findings and Revoking Registrations by Default as to Cosmetic Ctr., Inc., Donlar Biosyntrex Corp., Donlar Corp., and Phoenix Waste Servs. Co., Exchange Act Rel. No. 55278 (Feb. 12, 2007), 89 SEC Docket 3308.

3/   Commission Rule of Practice 451(d), 17 C.F.R. § 201.451(d), permits a member of the Commission who was not present at oral argument to participate in the decision of a proceeding if that member has reviewed the oral argument transcript prior to such participation. Commissioner Casey conducted the required review.

Exchange Act Section 12(g). 4/ Impax admits that it has not filed its quarterly and annual reports for any period after September 30, 2004, as alleged in the Order Instituting Proceedings ("OIP").

Circumstances Surrounding Impax's Reporting Failures. Impax represents that its ability to cure its delinquencies and make current filings depends on circumstances surrounding the identification of an appropriate revenue recognition accounting policy applicable to transactions executed pursuant to the June 27, 2001 profit-sharing agreement between Teva Pharmaceuticals Curacao, N.V. ("Teva") and Impax ("the Agreement"). Teva is the United States subsidiary of Teva Pharmaceuticals Industries, Ltd., a pharmaceutical company headquartered in Israel. The Agreement provides, among other things, for Impax to develop and manufacture certain generic products that Teva would market; Teva to lend Impax $22 million and purchase $15 million of Impax's common stock; Impax to repay the loan with shares of Impax common stock at Impax's option; interest and principal forgiveness to occur under certain circumstances; Impax to repurchase a portion of its shares for nominal consideration when a specified milestone had been achieved; and the parties to share specified regulatory and patent-litigation expenses.

In early 2004, Impax began to ship to Teva products that were covered by the Agreement. 5/ Impax included product-related revenue resulting from the Agreement in its unaudited quarterly reports for the first two quarters of 2004 using the revenue recognition accounting policy which had been developed in 2000 by the Company's then-chief financial officer. Although unaudited, the 2004 quarterly reports were reviewed by Impax's independent auditor, Deloitte & Touche LLP ("Deloitte"). 6/ An error in sales calculations provided by Teva was discovered during the third quarter of 2004. As a result, Impax restated its revenue and net income results for the first two quarters of 2004 using its then-current revenue recognition accounting policy.

After the restatements, Deloitte increased its scrutiny of the Company's application of its revenue recognition accounting policy to Agreement transactions. In February 2005, Impax "began discussions" with Deloitte of revenue recognition under the Agreement in connection with the audit of the 2004 financial statements due on March 31, 2005. 7/ In March 2005,

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4/ 15 U.S.C. § 78*l*(g).

5/ For the fiscal years ending December 31, 2001, 2002, and 2003, the only recognized revenue earned pursuant to the Agreement was related to loan forgiveness by Teva. Revenue related to loan forgiveness under the Agreement is not a problematic aspect of Impax's revenue recognition accounting.

6/ Deloitte took over from Impax's previous auditors in October 2003.

7/ Impax and Teva executed two amendments to the Agreement in March 2005 that purportedly resolved certain unrelated accounting issues that had resulted in Impax's

(continued...)

Deloitte informed Impax that it was unable to "reach a consensus on the appropriate method of revenue recognition for the transactions [arising under the Agreement] in 2004," and therefore was unable to complete its audit of the Company's financial statements for the year ending December 31, 2004. Deloitte advised Impax to obtain guidance from the Commission's Office of the Chief Accountant ("OCA") with respect to an appropriate revenue recognition accounting policy for transactions under the Agreement. 8/ A representative of Deloitte testified that Deloitte believed that OCA's views were necessary "because of the complexity of the [Agreement] . . . and the challenge with respect to finding the appropriate accounting literature, either by direct application or analogy [in relation] to various aspects of the [Agreement]."

On March 16, 2005, Impax filed a Form 12b-25 notification indicating that it anticipated filing its annual report for the year ending December 31, 2004 approximately two weeks late because the Company required more time to

> complete the year-end financial closing, including reviewing necessary information from its strategic partner Teva for certain commercial products sold under its agreement with them . . . , to complete the extensive Sarbanes-Oxley Section 404 internal controls requirements . . . and to investigate and evaluate potential material weaknesses or potential significant deficiencies in connection with the Sarbanes-Oxley Section 404 internal control evaluation. 9/

At about this time, Impax hired a new chief financial officer, Arthur A. Koch, Jr., to replace its retiring chief financial officer. Koch had no prior practical experience with the application of the revenue recognition policy. Koch concluded that the accounting issues arising under the Agreement were "inordinately complex" and required a "highly technical and extremely involved analysis." Accordingly, he began to augment his accounting staff and retained FTI Consulting, Inc. ("FTI") to help resolve the problem of identifying an appropriate

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7/ (...continued)
restatement of financial information. After the amendments, Deloitte increased its scrutiny of accounting issues raised by the Agreement.

8/ OCA typically offers guidance when companies or auditors are uncertain about the application of specific generally accepted accounting principles related to "critical accounting policies." See Guidance for Consulting on Accounting Matters with the Office of the Chief Accountant, http://www.sec.gov/info/accountants/ocasubguidance.htm (Last visited May 23, 2008), at *1. Obtaining OCA's views is not a prerequisite for filing an annual report. Id.

9/ Impax filed seven more Form 12b-25 notifications to address each of the remaining periodic reports covered by the period in the OIP that were not filed. Of the seven filings, Impax filed two of the Form 12b-25 notifications late. Subsequent to the period covered in the OIP, Impax failed to file five Form 12b-25 notifications.

revenue recognition accounting policy under the Agreement. Impax worked mainly with FTI's senior managing director, Ernest Ten Eyck, who had been a certified public accountant since 1971 and an assistant chief accountant with OCA for six years.

Impax and Ten Eyck collaborated during the spring of 2005 and, after receiving feedback from Deloitte, submitted a letter to OCA on May 26, 2005 ("the May 2005 Letter"). OCA's guidelines for submissions requesting OCA's views recommend that submissions include, among other things, the "conclusion of the company's auditor with respect to the accounting . . . issue and whether the submission and the proposed resolution of the issue have been discussed with the auditor's national office . . . and if so, when this discussion occurred." 10/ Impax's submission, however, stated that

> Deloitte has advised us that it believed the [May 2005 Letter] did not clearly present all of the pertinent facts related to our relationship with Teva under the [Agreement] or clearly present the proposed accounting or the basis for such accounting. . . [and] that it has not yet concluded whether it agrees with the proposed accounting described in this letter. . . . Deloitte advised management of Impax that it did not believe the draft letter was in an appropriate condition for submission to the staff of the Commission and accordingly advised us not to send this letter to the staff at this time.

Koch testified that, notwithstanding these reservations expressed by Deloitte, Impax submitted the May 2005 Letter on the advice of the Company's counsel and FTI and because Koch was frustrated by delays in obtaining feedback from Deloitte's national office. Koch thought OCA's consideration of "a very narrow issue," i.e., revenue recognition regarding product sales, would "shorten the auditor's analysis."

OCA assigned Pamela Schlosser, then a member of OCA staff who had experience working on requests for OCA guidance, to respond to Impax's letter. At the hearing, she testified that she considered Impax to be a "smaller company" with limited resources and that "[e]ven for a very large company with a very large team of management, it would take some time to work through . . . the various technical literature and consider all the [complex accounting] aspects" under the Agreement. Schlosser stated that she found the May 2005 Letter to be "alarming" because she had never seen a submission where the independent auditor not only offered no conclusion about the issue under consideration but also objected to the submission itself. Schlosser testified that she also believed that the May 2005 Letter lacked sufficient factual content and accounting analysis, including a conclusion from Deloitte, that precluded OCA from providing specific guidance.

10/ See Guidance for Consulting on Accounting Matters with the Office of the Chief Accountant, supra note 8, at *4.

Despite concerns about the adequacy of the May 2005 Letter, Schlosser testified that OCA recognized that Impax was operating under significant time constraints and held a conference call with the Company and Deloitte on June 10, 2005. During the conference call, OCA identified twelve to thirteen specific factual and analytic issues regarding both revenue recognition and other accounting matters under the Agreement that needed to be addressed before OCA could provide a meaningful assessment. At the conclusion of this ninety-minute discussion, OCA suggested that Impax should make a second submission that addressed the points raised during the call.

On June 27, 2005, Impax filed a Form 8-K 11/ with the Commission that disclosed that Impax's management had identified issues related to the Company's "financial close and reporting process" as one of five material weaknesses in its internal controls over financial reporting as of December 31, 2004. 12/ Impax represented that a "lack of sufficient accounting personnel" was a contributing factor to the weakness in its "financial close and reporting process" and that it was "[i]ncreasing the number and quality of internal general ledger supervisory and accounting personnel trained in accounting and reporting under US GAAP." By the end of 2005, Koch had increased the accounting staff to twenty-five individuals, including four certified public accountants.

Meanwhile, Nasdaq had notified Impax that the Company's continued listing on Nasdaq was at risk because compliance with its reporting obligations to the Commission is a requirement of continued listing on Nasdaq. Between May and July 2005, Impax made three requests to Nasdaq for extensions of time to cure its filing delinquencies, each time promising, but ultimately failing, to file on the requested extension date.

On August 3, 2005, Impax issued a press release ("Press Release") that discussed the potential financial impact of three different possible revenue recognition accounting policies on transactions executed pursuant to the Agreement. The Press Release assured investors that "[w]hatever policy is ultimately adopted . . . will have no effect upon the Company's liquidity or cash position." Koch testified after the issuance of the Press Release that he "began to get a great

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11/   Form 8-K is the "current report" that public companies must file upon the occurrence of an event specified in the items to the Form.

12/   A material weakness, as formerly defined in Public Company Accounting Oversight Board Auditing Standard No. 2, is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Impax identified the problem associated with Teva's product sales calculations under the Agreement as a second material weakness and the amendments to the Agreement as a purported resolution. See supra note 7. Impax identified the other material weaknesses to be related to its "billing controls for non-electronic data interchange orders," "inventory valuation procedures," and "reserve for shelf stock protection."

many calls from investors who could not understand under which circumstances which alternatives might be applicable." 13/ Koch added that "[i]t was clear from those calls that investors were very confused by that disclosure."

On August 5, 2005, Impax issued another press release acknowledging that Nasdaq had determined to delist Impax's stock effective on August 8, 2005. However, at the hearing in February 2007, Impax's website still stated that it was listed on Nasdaq. Although Koch indicated at the hearing that the error was an "oversight" that would be corrected, Impax's website currently states that "Impax Laboratories, Inc. (Nasdaq:IPXL), a Delaware corporation, is headquartered in Hayward, California."

By October 2005, Deloitte still had not reached a conclusion regarding an appropriate revenue recognition accounting policy for Agreement transactions. Koch, however, testified that an OCA reviewer told him during an October 2005 conversation that OCA was prepared to offer guidance because "it was taking so long to develop the position of the auditor." 14/ Accordingly, Impax submitted its second letter to OCA on November 7, 2005, again without a conclusion from Deloitte. Ten Eyck did not think it was likely that OCA would "approve" the November 7, 2005 letter, but thought that OCA "would informally put pressure on Deloitte . . . to get them to respond."

However, during a lengthy January 3, 2006 conference call with Impax and Deloitte, OCA noted that eight issues still had not been addressed sufficiently to enable OCA to provide specific guidance. Based on the collective acknowledgment by Impax, Deloitte, and OCA that little progress was being made, OCA suggested that Impax might have more success with a third submission by taking "a clean sheet of paper and beginning from square one."

For the next thirteen months, Impax collaborated with Ten Eyck and received feedback from Deloitte to prepare a third submission to OCA. To that end, Impax developed a series of "white papers" that attempted to address comprehensively all accounting issues related to the Agreement. Impax also revised several drafts of a third letter to OCA based on comments from Deloitte.

Meanwhile, on November 21, 2005, Deloitte had informed Impax that it would not stand for reappointment as the Company's independent auditors for the year ending December 31, 2005 and that it would resign "upon completion of its audit of the 2004 financial statements or

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13/   Koch testified that Impax issued the Press Release on advice from a former Nasdaq general counsel that a determination of whether to delist Impax would hinge on whether the Company had issued any kind of interim financial information during its reporting delinquencies.

14/   The OCA reviewer was not called to testify, and no other witness was asked to confirm this discussion.

upon its determination that it [would] be unable to complete the audit or issue a report on such financial statements." Impax did not engage a new independent auditor until November 9, 2006 when it appointed Grant Thornton LLP ("Grant Thornton") to audit the Company's internal controls and financial statements for the years ending December 31, 2005 and 2006.

On March 29, 2006, twelve months after Impax first became delinquent in filing its required reports, our Division of Corporation Finance notified Impax that it could be subject to the institution of an administrative proceeding to revoke the registration of its common stock if the Company failed to file all required reports under Exchange Act Section 13(a) within fifteen days. On December 29, 2006, the day that we issued the OIP in this proceeding, we issued an order pursuant to Exchange Act Section 12(k) temporarily suspending trading in Impax through January 16, 2007 on the basis that Impax had not filed any periodic reports since the report covering the period ending September 2004. 15/

On February 2, 2007, Impax submitted its third letter to OCA. 16/ In the letter, Impax stated that "[w]hile Deloitte has advised us that they believe our proposed model is acceptable, Deloitte has noted that the financial statement presentation resulting from the application of the model may not result in financial statements that provide transparent financial information to our investors."

Evidence Developed During and Subsequent to the Hearing. The hearing in this matter was held while Impax's third request to OCA was pending. Impax called an expert, Simon Wu. Wu opined that, notwithstanding the absence since November 2004 of the Company's financial statements, Impax's stock had been trading in an efficient market, i.e., one in which the market price reflects all publicly available information, including financial statements, and represents an unbiased estimate of the true value of the stock. Wu further concluded that institutional investors, who are typically "more sophisticated and better informed" than average retail investors, held a "significant" portion of Impax's stock and therefore "provided comfort to small retail investors, even in the absence of current financial statements."

Ten Eyck testified that determining an appropriate revenue recognition accounting policy with respect to the Agreement was "as complex as anything [he had] ever worked on in [his] career" because the accounting principles were broad, "extremely complex, and sometimes inconsistent and overlapping."

In its pleadings in this proceeding, as well as Koch's testimony at the hearing, Impax represented that it would file all of its outstanding quarterly and annual reports within eight to twelve weeks of receiving a favorable determination from OCA, contingent upon Impax's own internal preparation, as well as that of its independent auditors with respect to the annual reports,

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15/ Cosmetic Ctr., Exchange Act Rel. No. 55020 (Dec. 29, 2006), 89 SEC Docket 2268.

16/ Grant Thornton did not participate in the preparation of the third letter to OCA.

which require audited financial statements. A representative of Deloitte, however, testified that it was unable to estimate the amount of time needed to complete its audit of the financial statements for the year ending December 31, 2004. Deloitte asserted that, before it could complete its 2004 audit, it would require an understanding of "what has occurred in subsequent years and would rely on the efforts of [Grant Thornton] in connection with that." Deloitte also would need to assess whether any additional auditing procedures beyond the routine procedures would be required to process the audit in light of the application of the new revenue recognition accounting policy.

A representative of Grant Thornton testified that completion of its audit of the financial statements for the years ending December 31, 2005 and 2006 is dependent upon Deloitte first completing its audit of the 2004 financial statements. Additionally, Grant Thornton testified that processing the audit would involve numerous steps, including coordinating with Deloitte to perform a work-paper review of Deloitte's audit of the 2004 financial statements, completing its audit procedures for the audit of the 2005 and 2006 financial statements, obtaining customary documents related to the audit process, such as a management representation letter and letters from outside legal counsel, and receiving clearance to complete the audit following a multi-level internal review within Grant Thornton.

OCA informed the Company on July 24, 2007, during the pendency of this appeal, that "all open questions had been satisfactorily resolved and . . . that [it] would have no objection to the method of accounting proposed in Impax's February 2[, 2007] submission." 17/ According to OCA, a request for guidance is usually processed within two to three weeks, and the amount of time required for Impax's approval was "highly unusual." To date, Impax has not filed any of its outstanding periodic reports.

III.

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file periodic and other reports with the Commission containing such information as the Commission's rules prescribe. Exchange Act Rules 13a-1 and 13a-13 require such issuers to

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17/   On July 26, 2007, Impax sought to adduce this additional evidence in the form of a declaration signed by Koch. The Division of Enforcement opposed the motion. Commission Rule of Practice 452 permits a party to adduce new evidence on appeal only if the moving party shows "with particularity" both (a) that the evidence is "material" and (b) that there were "reasonable grounds for failure to adduce such evidence previously." 17 C.F.R. § 201.452. OCA's approval of Impax's proposed accounting is relevant to the issue of when or whether Impax might file its 2004 annual report, and evidence of OCA's approval could not have been provided prior to OCA granting it. Under the circumstances, we have determined to grant Impax's motion.

file quarterly and annual reports. 18/ It is undisputed that Impax failed to file the six quarterly and two annual reports for the reporting periods charged in the OIP after September 30, 2004. 19/ Accordingly, we find that Impax failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 thereunder.

IV.

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 20/ Our determination of what sanctions will ensure that investors will be adequately protected "turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." 21/ Factors we consider in making this determination include 1) the seriousness of the issuer's violations, 2) the isolated or recurrent nature of the violations, 3) the degree of culpability involved, 4) the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and 5) the credibility of its assurances, if any, against further violations. 22/ No one of these factors is dispositive. 23/ Based on our consideration of these

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18/   17 C.F.R. §§ 240.13a-1 and 240.13a-13; see also America's Sports Voice, Inc., Exchange Act Rel. No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 883.

19/   It is unnecessary for us to find that Impax was aware of, or intentionally ignored, its reporting obligations as scienter is not necessary to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. See America's Sports Voice, 90 SEC Docket at 883 n.12 (citing Ponce v. SEC, 345 F.3d 722, 737 n.10 (9th Cir. 2003); SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998)); Gateway Int'l Holdings, Inc., Exchange Act Rel. No. 53907 (May 31, 2006), 88 SEC Docket 430, 439 n.28 (citations omitted). Nonetheless, there is no evidence, and Impax does not argue, that its failure to file was inadvertent or otherwise without intent.

20/   15 U.S.C. § 78l(j).

21/   America's Sports Voice, 90 SEC Docket at 883-84; Gateway, 88 SEC Docket at 439.

22/   America's Sports Voice, 90 SEC Docket at 884; Gateway, 88 SEC Docket at 438-39.

23/   Cf. Conrad P. Seghers, Investment Advisers Act Rel. No. 2656 (Sept. 26, 2007), 91 SEC Docket 2293, 2298 & n.17 ("[T]he Commission's inquiry into the appropriate sanction to protect the public interest is a flexible one, and no one factor is dispositive.") (citing Robert W. Armstrong, III, Exchange Act Rel. No. 51920 (June 24, 2005), 85 SEC Docket
(continued...)

factors, we believe that the protection of investors requires revoking the Section 12(g) registration of the Company's common stock.

Impax attempted, but failed, to comply with its reporting obligations under Exchange Act Section 13. Even if the failure were unintentional, it has deprived the investing public of current and accurate information with respect to Impax's operations and financial condition for a period of more than three years. These are serious violations. As we stated in Eagletech Communications, Inc., 24/

> [f]ailure to file periodic reports violates a central provision of the Exchange Act. The purpose of the periodic filing requirements is to supply investors with current and accurate financial information about an issuer so that they may make sound decisions. Those requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities." SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Proceedings initiated under Exchange Act Section 12(j) are an important remedy to address the problem of publicly traded companies that are delinquent in the filing of their Exchange Act reports, and thereby deprive investors of accurate, complete, and timely information upon which to make informed investment decisions (citation omitted).

Impax has missed eight required filings, making the violations recurring. Impax concedes that "each failure to file a required report is technically a separate violation" but argues that its violations are isolated to the extent that they resulted solely from "the Company's inability to complete an unfortunately long and cumbersome process of developing a new accounting method for recognition of revenues under a 2001 multi-faceted strategic alliance agreement with another pharmaceutical company." Whether due to one or multiple causes, the fact is that Impax failed to file six quarterly and two annual reports over the course of the eighteen months covered in the OIP. In addition, subsequent to the filings that were due in the period covered by the OIP, Impax failed to file two annual and four quarterly reports. These filing failures are numerous and extend over a lengthy period, and we view them as recurrent, not isolated, in nature. 25/

23/ (...continued)
3011, 3019 (citation omitted)); see also Blinder, Robinson & Co. v. SEC, 837 F.2d 1099, 1111-13 (D.C. Cir. 1988) (referencing the fact that the Commission weighs the factors relevant to a sanction in the public interest).

24/ Exchange Act Rel. No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1230.

25/ See America's Sports Voice, 90 SEC Docket at 880-84 (finding the failure to file twenty-two reports over the course of more than five years, among other things, serious and recurrent where respondent claimed failure emanated from organizational upheaval);

(continued...)

Impax argues that its violations do not warrant revocation because they are "certainly not as serious as, for example, filing reports that are false and misleading." As noted above, the failure to provide accurate, complete, and timely financial information is serious. 26/ Certainly, the filing of false and misleading reports is a serious matter. Such conduct, however, is addressed by the additional serious sanctions that are available for violation of the antifraud provisions of the federal securities laws. Among the possible violations on which an Exchange Act Section 12(j) proceeding could be based, we view the facts and circumstances of Impax's recurrent failure to file periodic reports as so serious that only a strongly compelling showing with respect to the other factors we consider would justify a lesser sanction than revocation. Impax has not made such a showing here.

With respect to the degree of culpability involved, we note that, although Impax's response to its accounting dilemma was less than desirable, Impax's attempts to contact OCA demonstrate that Impax's failure to comply with its reporting obligations was not the result of a complete disregard to solve the accounting problem. We recognize that Impax made efforts to comply with its reporting obligations. It appears that initially Impax's ability to focus on the complex accounting issues created by the Agreement was impeded by the need to correct errors in Impax's first two quarterly reports for 2004 (caused by Teva's provision of erroneous information) and the replacement of Impax's chief financial officer (who had developed the revenue recognition accounting policy) by Koch, who had no practical experience with the application of the policy. Deloitte did not inform Impax that it was unable to "reach a consensus" regarding application of the revenue recognition accounting policy under the Agreement and could not complete its audit until March 2005, shortly before the Form 10-K was due on March 31, 2005.

25/   (...continued)

Eagletech, 88 SEC Docket at 1226-30 (finding the failure to file multiple reports over the course of more than three years serious and recurrent where respondent claimed failure emanated from financial loss suffered as victim of criminal activity); Gateway, 88 SEC Docket at 439 (finding the failure to file a total of seven annual and quarterly reports over the course of eighteen months, among other things, serious and recurrent where respondent claimed failure emanated from lack of access to the books and records of its subsidiaries). The financial statements included in annual reports on Form 10-K must be prepared in conformity with generally accepted accounting principles and audited by an independent accountant in accordance with the statements of the Public Company Accounting Oversight Board (United States). See Item 8 of Form 10-K (17 C.F.R. § 249.310), Regulation S-X (17 C.F.R. § 210), and Item 302 of Regulation S-K (17 C.F.R. § 229.302); see also America's Sports Voice, 90 SEC Docket at 883 n.11 (citing United States v. Arthur Young & Co., 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public")).

26/   See supra note 24 and accompanying text.

Impax increased its accounting staff in 2005 and retained FTI to help address the problem of identifying an appropriate revenue recognition accounting policy under the Agreement. Impax and Ten Eyck collaborated for approximately two years to produce numerous drafts of letters to OCA and a series of "white papers" to address the accounting issues related to the Agreement. Impax made formal submissions to OCA in May 2005, November 2005, and February 2007. The February 2007 submission garnered OCA's approval of Impax's proposed method of accounting on July 24, 2007.

Impax's efforts to remedy its past violations and ensure future compliance nonetheless have yet to bring the Company into compliance with its reporting obligations. Moreover, Impax's efforts to provide information to the public have not been effective. For example, the August 2005 Press Release regarding three possible revenue recognition accounting policies was, as Koch conceded, more confusing than helpful to the investing public. Impax does not explain why, after learning in November 2005 that Deloitte would not stand for reappointment for the 2005 fiscal year, an entire year elapsed before Impax retained Grant Thornton in November 2006. Although Impax announced its delisting from Nasdaq in a press release, its website states that "Impax Laboratories, Inc. (Nasdaq:IPXL), a Delaware corporation, is headquartered in Hayward, California," which suggests that, or at the very least is confusing about whether, the Company is Nasdaq-listed. These lapses, in addition to the lack of accurate, complete, and timely financial statements, further detract from an investor's ability to make an informed investment decision.

Moreover, Impax has repeatedly underestimated the amount of time that it will need to become compliant. In its March 2005 Form 12b-25 notification, Impax stated that it would file its 2004 annual report two weeks late. It did not do so. Between May and July 2005, Impax made three requests to Nasdaq for extensions of time to cure its filing delinquencies, each time promising, but ultimately failing, to file on a specific date. At the hearing, Impax represented that it would file all of its outstanding quarterly and annual reports within eight to twelve weeks of receiving a favorable determination from OCA. Pending our consideration of this appeal, Impax moved to revise this estimate three times. On October 19, 2007, the Company stated that it would need a total of sixteen to twenty weeks following OCA's approval to cure its reporting delinquencies. On December 28, 2007, Impax then stated that it would need a total of approximately thirty-one weeks following OCA's approval. On February 8, 2008, Impax stated that it would need a total of approximately forty weeks following OCA's approval. 27/ It is

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27/   Impax moved to adduce this additional evidence pursuant to Commission Rule of Practice 452. See supra note 17 regarding the standards for adducing additional evidence under Commission Rule of Practice 452. Impax's revised estimates are material to the issue of when or whether it might cure its filing delinquencies and were necessary when Impax failed to meet it original and subsequent revised estimates. Pursuant to Commission Rule of Practice 323, 17 C.F.R. § 201.323, we take official notice that Impax revised its February 8, 2008 statement in a Form 8-K that it filed on May 2, 2008, estimating that it would become current in its periodic reports by June 30, 2008. On

(continued...)

unclear why these estimates deviated from that provided during the hearing. It has now been forty-three weeks since OCA provided its determination, yet Impax has not filed any of its outstanding reports, including those that are subsequent to the period covered in the OIP. 28/

In addition to the factors discussed above, we are persuaded that revocation is a more appropriate sanction here than a suspension because Impax's assurances against further violations are not credible. Our primary concern is with the public interest in ensuring that investors are protected by having access to accurate, complete, and timely information, including financial statements, upon which to base their investment decisions. Impax has made repeated unfulfilled promises to file its periodic reports. Although an acceptable revenue recognition accounting policy has been identified, it must now be incorporated into the financial statements for all of the outstanding periodic reports, including one annual report and three quarterly reports for each of 2004, 2005, 2006, and 2007. The record indicates that the process involved with preparing these reports will require significant coordination among Impax, Deloitte, and Grant Thornton, each of whom will have numerous responsibilities. 29/ Impax already has needed substantially more time than anticipated to address its 2004 delinquencies, making us unconvinced that it is realistic to expect that the Company can become current entirely in its reporting obligations in the foreseeable future. 30/

27/   (...continued)
      January 25, 2008, Impax also moved to adduce additional evidence regarding the
      quantitative nature of the hours that Deloitte, Grant Thornton, FTI, and the Company
      have expended on addressing the revenue recognition accounting policy. We do not find
      this information to be material to the disposition of this matter and therefore deny
      Impax's motion.

28/   Neither has Impax filed any of its five Form 12b-25 notifications due since May 2007.
      Although we are not finding violations based on failures to file subsequent reports, we
      may consider them, and other matters that fall outside the OIP, in assessing appropriate
      sanctions. See, e.g., Gateway, 88 SEC Docket at 440 n.30; Robert Bruce Lohmann, 56
      S.E.C. 573, 583 n.20 (2003).

29/   We can impose a suspension for no more than one year under Exchange Act Section
      12(j), and we cannot conclude on this record that Impax can reliably assure us that it can
      complete all outstanding filings within that time.

30/   Deloitte stated in the February 2, 2007 letter to OCA that the financial statement
      presentation resulting from application of the new revenue recognition accounting policy
      may not result in financial statements that provide transparent financial information to
      investors. Given both Deloitte's and OCA's concurrence in the appropriateness of the
      new revenue recognition policy, it is unclear what additional issues or cause for delay
      may underlie this assertion.

Impax raises several arguments against revocation, none of which is persuasive. Impax argues that its auditors failed to question the propriety of the revenue recognition accounting policy in the audited 2002 and 2003, and the unaudited 2004, financial statements. Whether or not Impax's auditors fulfilled their obligations associated with their audits, it is Impax's obligation under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 to ensure that its periodic reports are filed in an accurate, complete, and timely manner. 31/

Impax argues that it "bears little resemblance to the typical respondent" in proceedings initiated under Exchange Act Section 12(j) and that, "[w]hile the public and the Company's shareholders have not had access to financial reports and the important information that they impart since November 2004, the failure to file periodic reports has not had a harmful effect on the Company's operations, and the Company's business has grown significantly during this period." Impax asserts that it has "an active and growing generic pharmaceutical business with $46 million in cash and a current market capitalization of approximately $700 million," and that, as of June 2007, it "marketed 68 generic products," has "applications for approximately 20 more products pending before the FDA," and had "55 products under development." In support of these claims, Impax relies on the conclusions of its expert witness, Simon Wu. Wu concluded that, notwithstanding the absence since November 2004 of the Company's financial statements, Impax's stock had been trading in an efficient market, i.e., one in which the market price reflects all publicly available information, including financial statements, and represents an unbiased estimate of the true value of the stock. Wu further concluded that institutional investors, who are typically "more sophisticated and better informed" than average retail investors, held a "significant" portion of Impax's stock and therefore "provided comfort to small retail investors, even in the absence of current financial statements."

As discussed above, Congress mandated a different test than that proposed by Wu, i.e., the prompt provision to investors of current, periodic, audited financial statements. The publicly available information to which Wu refers is, without dispute, incomplete. Impax's financial statements, including audited financial statements containing an opinion of its independent auditors that such financial statements present fairly, in all material respects, the financial position of Impax and are in conformity with generally accepted accounting principles, have been unavailable to all investors, including sophisticated ones, since the period ending September 30, 2004. Impax concedes that certain of the publicly available information, such as the August 2005 Press Release, is confusing. The absence of financial statements, particularly in the case of an apparently expanding company with demonstrated growth objectives, deprives all investors of

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31/   15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, 13a-13. See also Item 15 of Form 10-K (17 C.F.R. § 249.310) and Item 601 of Regulation S-K (17 C.F.R. § 229.601) (requiring a company's principal executive officer and principal financial officer to certify to the accuracy of financial statements).

the required timely information, thereby hampering their ability to make informed investment decisions. 32/

Impax argues that suspension or revocation is draconian and "is in reality a sanction imposed upon Impax's shareholders . . . who bear no responsibility for the violations, as it would eliminate all liquidity and diminish the value of their shares." We disagree. In Gateway, we stated: "Exchange Act Section 12(j) authorizes revocation as a means of protecting investors. In evaluating what is necessary or appropriate to protect investors, 'regard must be had not only for existing stockholders of the issuer, but also for potential investors.'" 33/ Both existing and prospective Impax investors are harmed by the continuing lack of current, reliable, and audited financial information because they cannot make an informed investment decision. For example, current investors do not have an adequate basis to evaluate the Company's profitability for themselves or determine accurately whether to sell stock. Impax has failed to meet each of its previously identified deadlines and has offered no credible assurances that it will provide the delinquent information on any specific date. 34/ Impax may re-register its securities under the Exchange Act once it is able to comply with the registration requirements.

Impax claims that imposition of a sanction would demonstrate that Exchange Act Section 12(j) is a strict liability statute because the Company "has done everything it possibly could to resolve its accounting issues," yet "the Commission will accept no explanation or excuse." We have considered Impax's efforts to comply in detail. As we have stated, our determination of whether to impose a sanction rests on a careful consideration of each of the factors enumerated above, taking into account all of a respondent's arguments, and results only when these factors are weighed against each other under the specific facts and circumstances of each case.

After Impax committed its first reporting violation in March 2005, the Division of Corporation Finance monitored Impax's reporting status for twelve months prior to taking any action. In March 2006, when it was evident that Impax had not addressed its reporting delinquencies, the Division notified the Company that it could be subject to the institution of an administrative proceeding to revoke the registration of its stock if the Company failed to file all required reports under Exchange Act Section 13(a) within fifteen days. In December 2006, long after the fifteen days had elapsed without Impax having addressed its outstanding reports, we issued a ten-day suspension of trading and the OIP. We initiated this proceeding under Exchange

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32/   Cf. Gateway, 88 SEC Docket at 443-44 & n.45.

33/   Id. at 443 (citing Great Grass Oils Ltd., 37 S.E.C. 683, 698 (1957), aff'd, 256 F.2d 893 (D.C. Cir. 1958)).

34/   Thus, suspension of registration for a period not exceeding twelve months in the hope that Impax would return to compliance within that period would very likely result in the necessity for another proceeding under Exchange Act Section 12(j) at the end of that period.

Act Section 12(j) only after Impax had failed to rectify its reporting delinquencies for twenty-one months after committing its first reporting violation.

The record demonstrates that Impax cannot credibly identify when it will become current on its reporting obligations despite its concerted efforts to avoid and correct its reporting failures. In the meantime, investors cannot make an informed investment decision about Impax because they do not have access to accurate, complete, and timely reports that comply with the requirements of the Exchange Act and rules and regulations promulgated thereunder.

An appropriate order will issue. 35/

By the Commission (Chairman COX and Commissioners ATKINS and CASEY).

Nancy M. Morris
Secretary

35/   We have considered all of the parties' contentions. We have rejected or sustained them to
       the extent that they are inconsistent or in accord with the views expressed in this opinion.

INITIAL DECISION RELEASE NO. 329
ADMINISTRATIVE PROCEEDING
FILE NO. 3-12519

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of COSMETIC CENTER, INC., DISCOVERY ZONE, INC., DONLAR BIOSYNTREX CORP., DONLAR CORP., IMPAX LABORATORIES, INC., PHOENIX WASTE SERVICES COMPANY, INC., and TELYNX, INC.	: : : : : : : : : :	 INITIAL DECISION AS TO IMPAX LABORATORIES, INC. April 30, 2007

APPEARANCES: Stephen L. Cohen, David S. Frye, Paul W. Kisslinger, Neil J. Welch, Jr., and John D. Worland, Jr., for the Division of Enforcement, Securities and Exchange Commission

Joseph O. Click, Joseph N. Cordaro, and Michael Joseph for Impax Laboratories, Inc.

Stephen J. Crimmins for witness Thomas A. Valvano

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) instituted this proceeding on December 29, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Order Instituting Proceedings (OIP) alleges that Respondents have classes of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that they are all delinquent in filing required periodic reports. The allegations against Respondents Impax Laboratories, Inc. (Impax), and Discovery Zone, Inc. (Discovery), remain unresolved.[1]

[1] See Cosmetic Center, Inc., Exchange Act Release No. 55250 (Feb. 7, 2007) and Cosmetic Center, Inc., Exchange Act Release No. 55278 (Feb. 12, 2007). The Division of Enforcement (Division) is negotiating a settlement with the bankruptcy trustee for Discovery.

I granted Impax's request for a public hearing over the objections of the Division. The hearing was held on February 26 and 27, 2007.[2] The Division called seven witnesses and introduced thirty-nine exhibits.[3] At Impax's request, I granted a protective order that limited four Division exhibits from public disclosure. 17 C.F.R. § 201.322. Impax called one expert and two fact witnesses and introduced one exhibit.[4] The last brief was filed on April 20, 2007.

The findings and conclusions in this Initial Decision are based on the entire record. I applied preponderance of the evidence as the standard of proof. See Steadman v. SEC, 450 U.S. 91, 102 (1981). I have considered and rejected all arguments, proposed findings, and conclusions that are inconsistent with this Initial Decision.

FINDINGS OF FACT

Impax, a Delaware corporation, is the result of the merger in December 1999 of Global Pharmaceuticals, a public company, and Impax Pharmaceuticals, a private company. (Tr. 220.) Impax manufactures and distributes generic and selected branded pharmaceutical products. Manufacturing is performed in Hayward, California; packaging occurs in Philadelphia, Pennsylvania; and corporate offices and a distribution facility are in New Britain, Pennsylvania. (Tr. 370.) Dr. Charles Chiin Hsiung Hsiao has chaired Impax's board since December 1999 and was co-chief executive officer from 1999 until 2003. (Tr. 240-41.) Dr. Chung-Chiang (Larry) Hsu has been Impax's chief operating officer (COO) since 1999 and its president and chief executive officer (CEO) since October 2006. (Tr. 219-20.) Barry R. Edwards is listed as CEO on several documents that Impax issued in 2004 and 2005. (Div. Exs. 33, 39, 41.)

Impax has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. (Answer at 1; Tr. 220.) As of March 31, 2001, the number of persons and institutions owning over five percent of Impax's securities totaled twenty-two. (Div. Ex. 9 at 10-12.) J.P. Morgan Chase & Co. owned 11.7 percent of Impax common stock on February 29, 2004. (Div. Ex. 30 at 11.) As of December 14, 2006, Impax's common stock, its only publicly traded security, was quoted on Pink Sheets LLC (Pink Sheets), it had thirty-eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-

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[2] Citations to Impax's Answer are noted as (Answer __.). Citations to the hearing transcript are noted as (Tr. ___.). Citations to the Division's and Impax's exhibits are noted as (Div. Ex. ___ at ___.) and (Impax. Ex. __ at __.), respectively. Citations to the Division's and Impax's posthearing briefs are noted as (Div. Brief at ___.), (Impax Brief at ___.), and (Div. Reply at ___.), respectively.

[3] I grant the Division's request, made after the hearing closed, to withdraw Division Exhibit 88. Impax does not object to the request.

[4] I refused to qualify one of Impax's proposed witnesses as an expert. His report and two other proposed exhibits were not allowed into evidence.

11(f)(3).[5] During the six months ended December 14, 2006, Impax's common stock had an average daily trading volume of 261,427 shares. (Tr. 372.) According to Arthur A. Koch, Jr. (Koch), Impax had: (1) $29.1 million in cash and investments on December 31, 2006; and (2) 600 employees on February 27, 2007.[6] (Tr. 370.) Koch appears to have made most of the policy decisions for Impax on the matters at issue in this Initial Decision. (Tr. 338.)

Impax has not filed a required periodic report with the Commission since it filed a Form 10-Q for the period ended September 30, 2004. Impax claims that it has been unable to complete an audit of its financial statements for 2004 solely because of "inordinately complex" revenue recognition issues from a multiple-element Strategic Alliance Agreement (Agreement) that it entered in 2001 with Teva Pharmaceuticals, Curacao, N.V. (Teva), the United States subsidiary of Teva Pharmaceuticals Industries, Ltd., headquartered in Israel. (Tr. 141, 323-26, 365; Div. Exs. 10, 42.) The Agreement provided for: (1) Impax to develop and manufacture twelve new generic products that Teva would market under an exclusive license, with profits shared by Impax and Teva; (2) Teva to lend Impax $22 million and purchase $15 million of Impax's common stock; (3) Impax to repay the loan with shares of Impax common stock at Impax's option; (4) interest and principal forgiveness to occur to the extent Impax met specific product-development milestones or in exchange for retention of market exclusivity; (5) Impax to repurchase a portion of its shares for nominal consideration when a specified milestone had been achieved; and (6) the parties to share specified regulatory and patent-litigation expenses. (Answer at 2-3; Div. Ex. 10.)

Impax began sending products to Teva for distribution under the Agreement in early 2004. (Tr. 150.) Through the third quarter of 2004, Impax's revenue recognition policy was to recognize the cost reimbursement and profit components of revenue from Teva "at the time title and risk of loss of the products passed from Teva to Teva's customers." (Answer at 3.) Impax restated its financials for the first two quarters of 2004, for reasons that are unrelated to the issues presented here.[7] (Tr. 367-68.)

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[5] The Pink Sheets provide pricing and financial information for the over-the-counter securities market. (Impax Ex. 4 at 3.) The piggyback exemption suspends Exchange Act Rule 15c2-11's information maintenance requirements under certain conditions.

[6] Koch became Impax's senior vice president in February 2005 and chief financial officer (CFO) on April 1, 2005. (Tr. 321.) Koch replaced Cornel Spiegler, Impax's CFO since before the 1999 merger. (Tr. 322.) Koch is a graduate of Temple University in Philadelphia, Pennsylvania, with a degree in business. Koch, a certified public accountant (CPA), spent eight years with Peat Marwick, including six years as an auditor, and served as CFO for several other companies before joining Impax. (Tr. 320-21, 384.) Koch also is Impax's compliance officer. (Tr. 366.)

[7] In March 2005, Impax and Teva agreed to the net sales and margins allocable to Impax in 2004. At Impax's request, they also agreed to modify the Agreement effective January 1, 2005, "to deal with all the net sales deductions" to remove some of the variations possible with estimates by replacing them with fixed percentages, which simplifies the accounting under the Agreement. (Tr. 160-62; Div. Ex. 42.)

Early in 2005, Impax's independent auditor, Deloitte & Touche LLP (Deloitte), questioned Impax's method of recognizing revenue under the Agreement while auditing Impax's 2004 financial statements.[8] (Tr. 329-30; Div. Ex. 47 at 12 (under seal).) Deloitte advised Impax to obtain the views or concurrence of the Commission's Office of the Chief Accountant (OCA) on the appropriate way to account for the Agreement before it filed its 2004 financial statements. (Tr. 214-15, 294, 330.) Deloitte recommended an OCA review because the Agreement is complex and it is challenging to find appropriate accounting literature, either by direct application or analogy, that relates to various aspects of the Agreement. (Tr. 214.) According to Impax, Deloitte could not develop an in-house consensus on the appropriate accounting method. Impax and Deloitte have not disagreed on a particular method; rather, Impax has been trying to find a method that Deloitte will accept. (Tr. 331-32.) The issue is when revenue should be recognized, not if it should be recognized. (Tr. 407.)

The Commission encourages companies and their auditors to consult with OCA by way of a "pre-clearance or pre-filing process" on unusual, complex, or innovative issues for which no authoritative guidance exists. (Tr. 32.) "Guidance for Consulting on Accounting Matters with the Office of the Chief Accountant" is posted on the Commission's Web site. (Tr. 37; Div. Ex. 43.) The pre-clearance protocol specifies that "the conclusion of the company's auditor with respect to the accounting, auditing, or independence issue" involved is one of the pieces of information that should be provided. (Div. Ex. 43 at 4.) In most situations, the registrant's pre-clearance request occurs after the registrant and its auditor reach an agreement on the issue and the registrant makes the request with its auditor's consent. (Tr. 41, 43.) Typically, given that the registrant has completed its analysis and the auditors have shared their views, the OCA completes the process in two to three weeks. (Tr. 45-46.) Occasionally, there are situations where a registrant and its auditor disagree or where an old auditor and a new auditor reach a different conclusion, but in all situations there is an auditor's conclusion. (Tr. 41-42.)

OCA relies heavily on the auditor's opinion and expects the registrant and its auditor to either agree or agree to disagree on the accounting issues that are the subject of the inquiry. (Tr. 62.) It is highly unlikely that OCA would give an opinion without the auditors signing off on the proposed method of accounting. (Tr. 129.) To conclude the pre-clearance process, the registrant submits a "closing letter" to OCA setting out the registrant's position and stating that OCA does not object to the position. (Tr. 43.) The Division of Corporation Finance (Corporation Finance) does not challenge a registrant on an issue that OCA has pre-cleared. (Tr. 43-44.)

Impax did not file its Form 10-K for 2004 that was due on March 31, 2005. Instead, Impax filed a notification of late filing on Form 12b-25 stating that it expected to file its 2004 Form 10-K within the fifteen-day extension provided by the Commission.[9] (Div. Ex. 37.) In a

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[8] Impax insists that Deloitte informed it in late March 2005 that it was not able to reach a consensus on the revenue recognition issue, but it previously asserted that it began discussing the issue with Deloitte in February 2005. (Div. Ex. 41 at 12; Impax Brief at 50.)

[9] Impax has not allowed its officers and directors to buy or sell Impax common stock since it has become delinquent in its filings. (Tr. 366-67.)

press release issued March 31, 2005, Impax cited as causes for the filing delay: (1) additional time needed to complete the year-end financial closing; (2) the restatements made to its financials for the first two quarters of 2004; and (3) the internal control evaluation mandated by Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley).[10] (Tr. 377-79; Div. Ex. 39.)

In the spring of 2005, Impax retained FTI Consulting, Inc. (FTI), "a multi-disciplined consulting firm with leading practices in the area of bankruptcy and financial restructuring, economic consulting, litigation consulting, and forensic accounting" to advise its outside legal counsel and chief financial officer.[11] (Tr. 273-75; Impax Ex. 4 at 2.)

On May 26, 2005, Impax sought advice from OCA by way of a written letter (May 2005 pre-clearance request). Impax's May 2005 pre-clearance request stated that:

> Deloitte has advised us that it believed the draft did not clearly present all of the pertinent facts related to our relationship with Teva under the [Agreement] or clearly present the proposed accounting or the basis for such accounting. Deloitte has also advised us that it has not yet concluded whether it agrees with the proposed accounting described in this letter. Based on the foregoing, Deloitte advised management of Impax that it did not believe the draft letter was in an appropriate condition for submission to the staff of the Commission and accordingly, advised [Impax] not to send this letter to the staff at this time.

(Tr. 61-62, 65; Div. Exs. 47 at 12 (under seal), 83.)

Impax's May 2005 pre-clearance request was unusual. (Tr. 387.) One OCA reviewer does not recall ever seeing a pre-clearance submission with such a strong expression of the auditor's view.[12] (Tr. 62-63.) On receiving the pre-clearance request, OCA questioned whether it should process the submission considering Deloitte's position that the submission was

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[10] Nasdaq informed Impax on April 5, 2005, that its common stock was subject to delisting from The Nasdaq Stock Market for failure to file its 2004 Form 10-K. (Tr. 380; Div. Ex. 41.)

[11] FTI's letterhead states the name as FTI Ten Eyck and its address as King of Prussia, Pennsylvania. (Div. Ex. 83.) Ernest Ten Eyck (Ten Eyck), a graduate of George Washington University and a CPA with ten years' experience with a national accounting firm and six years as an assistant chief accountant in OCA, is the lead person at FTI on the engagement. (Tr. 272-74.) Ten Eyck would rate Impax's revenue recognition issue as "an eleven" on a complexity scale measuring from one to ten. (Tr. 280.) According to Ten Eyck, independent auditors are reluctant to give accounting advice to clients since enactment of Sarbanes-Oxley, so accounting consultants work as subject matter experts on difficult accounting issues for public companies. (Tr. 291.)

[12] OCA assigned a team led by lead accountant, Tony Lopez (Lopez), Pamela Schlosser, J.J. Mathews, and Todd Hardiman (Hardiman) from Corporation Finance's Office of Chief Accountant to work on the issue. (Tr. 37, 40.)

incomplete because it lacked sufficient factual information. (Tr. 65-66, 68.) Two OCA reviewers considered the submission incomplete as to factual content and accounting analysis. (Tr. 63-64, 67-68, 97, 102.) One OCA reviewer found it alarming that Deloitte was not comfortable with the submission and that Deloitte believed the submission did not disclose all the relevant facts. (Tr. 60-62.)

Deloitte had informed Impax what a pre-clearance submission needed to address so the deficiencies in the May 2005 pre-clearance request were not from Impax's lack of understanding. (Tr. 216.) Koch was frustrated by delays in obtaining feedback from Deloitte's national office. (Tr. 338, 392.) He decided that Impax would file the May 2005 pre-clearance request even though Deloitte told him that the submission did not address all the facts and OCA's guidelines advised that the company's auditor should concur with the proposal before it was presented to OCA. (Tr. 338, 382, 385.) Koch claims to have thought OCA would consider "a very narrow issue under the [Agreement]" and this would shorten the overall time to resolution of the accounting issue. (Tr. 384.) Koch believes Impax's submission was complete on the single issue of Impax's sales of product in 2004. (Tr. 385, 387.) He envisioned that Impax could offer to Deloitte "OCA's determination, which would shorten the auditor's analysis." (Tr. 340, 384.) FTI found the May 2005 pre-clearance request adequate and complete from an accounting perspective, but warned Impax that there was the potential that OCA would not respond positively until Deloitte agreed with Impax's methodology. (Tr. 281-82. 285.) FTI and Impax's outside legal counsel advised Impax to submit the May 2005 pre-clearance request. (Tr. 388.)

OCA considered that Impax was in a time crunch. To keep the issue moving toward resolution, OCA had a conference call with Impax on June 10, 2005, concerning the May 2005 pre-clearance request. OCA and Deloitte voiced many questions on the conference call. (Tr. 68-69.) At the call's conclusion, OCA suggested that Impax and Deloitte continue working on the issues and that Impax consider making a follow-up submission with OCA that addressed more of the issues in depth. (Tr. 69-70, 97.)

Impax issued a press release on August 3, 2005, that discussed the impact on revenue and net income of three different methods of revenue recognition under the Agreement. (Tr. 345; Div. Ex. 55.) The press release stated that whatever revenue recognition policy was ultimately adopted would not impact Impax's liquidity or cash position. According to Koch, that meant that "we were dealing with revenue recognition and that we were not talking about an effect on [Impax's] liquidity or cash." (Tr. 395-96; Div. Ex. 55.) Impax anticipates, however, having to restate its financial statements if OCA approves the method it proposed in its latest pre-clearance submission. (Tr. 193.) Any restatement may impact Impax's liquidity or cash position. (Tr. 199.) Impax issued the press release in an attempt to keep its listing on Nasdaq. (Tr. 345-46.) Nevertheless, Nasdaq de-listed Impax's common stock on August 8, 2005. (Div. Ex. 57.)

Impax did not have any substantive dialogue with OCA between June 10, 2005, and November 7, 2005, when it filed a second, more detailed, written pre-clearance submission with OCA (November 2005 pre-clearance request). (Tr. 71-72, 103; Div. Ex. 61 (under seal).) The November 2005 pre-clearance request did not contain an auditor's opinion on the accounting treatment that Impax proposed to OCA (Tr. 282.) Deloitte did not object to submission of the November 2005 pre-clearance request; however, Deloitte needed Impax to supply it with evidentiary material in six separate areas before Deloitte could reach a conclusion on the accounting Impax proposed. (Div. Ex. 61 at 20-21 (under seal).).

One OCA reviewer had "some pause" and did not feel comfortable expressing any view until OCA received Deloitte's position, given that Deloitte was still unwilling to say that the November 2005 pre-clearance request was complete and to express a view. (Tr. 74-76, 78.) Another OCA reviewer found Impax's November 2005 request more complete factually, but still notably deficient in accounting analysis. (Tr. 97, 102-03, 106-07.) Koch claims an OCA reviewer represented to Deloitte that OCA would consider the request because it was taking Deloitte so long to formulate its position.[13] (Tr. 341-42.) FTI believed Impax's November 2005 pre-clearance request "was very solid."[14] (Tr. 282.)

OCA had a second conference call with Impax on January 3, 2006. (Answer at 4.) OCA "declined to express its views concerning [Impax's] proposal until the Company's auditors' views were made known." (Answer at 4; Tr. 342.) A member of the OCA team suggested that Impax take "a clean sheet of paper and [begin] from square one."[15] (Tr. 342-43, 398.) At the conclusion of the conference call, OCA considered that it was up to Impax to take the next step to resolve the matter. (Tr. 79.) One OCA team member believes Impax committed to providing OCA with a new accounting analysis. (Tr. 105-06.)

On March 29, 2006, Corporation Finance sent Impax written notice that if it did not file all required reports within fifteen days, it may be subject to an administrative proceeding to revoke its registration pursuant to the Exchange Act. (Div. Ex. 64.)

On August 9 and November 9, 2006, Impax stated in Form 12b-25 filings that it continued to consult with OCA on the revenue recognition issue that prevented it from closing its 2004 financials. (Div. Exs. 100, 102.) It made this representation because it claimed to be fully engaged in responding to the points OCA raised in the telephone conferences. (Tr. 359.)

For thirteen months following the January 3, 2006, conference call, Impax exchanged a series of "white papers" and draft submissions with Deloitte, FTI, and its legal representatives that addressed each of the accounting issues in the Agreement. When Deloitte was satisfied with the analysis, around July 16, 2006, Impax drafted a third pre-clearance submission that it filed with OCA on February 2, 2007, the same day Deloitte informed Impax that it concurred with the method Impax proposed.[16] (Tr. 8, 347-49, 358; Div. Ex. 79 (under seal).) Impax's February

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[13] Impax did not call Lopez or Bill Platt of Deloitte to testify and confirm the conversation.

[14] Ten Eyck thought it possible that OCA would render an opinion despite Deloitte's position. He believed OCA might respond in a way that would elicit a reaction from Deloitte so that Impax was not "left with this great unknown of what is Deloitte's concept." (Tr. 283-84, 289.)

[15] The Deloitte representative was struck by this comment. (Tr. 186.) He thought it was a good suggestion given that Impax and Deloitte had spent considerable time and effort and had not yet reached a conclusion. (Tr. 187.)

[16] It is highly unusual for OCA to be involved with the same issue for almost two years. (Tr. 47.)

2007 pre-clearance submission was the first submission that contained an appendix and analysis and dealt with all the multiple elements of the Agreement. (Tr. 285-87; Div. Ex. 79 (under seal).) The submission states that Deloitte believes the revenue recognition model that Impax proposed is "acceptable," but that application of the model may not result in financial statements that provide transparent financial information to investors. (Tr. 8, 109, 190, 402; Div. Ex. 79 at 29-30 (under seal).) Impax and OCA had another conference call on February 15, 2007.[17] OCA currently has the submission under consideration. (Tr. 112.)

PricewaterhouseCoopers was Impax's independent auditor before Deloitte. (Tr. 171.) Deloitte audited Impax's 2003 Form 10-K, and performed quarterly reviews of Impax's first, second, and third quarter 2004 Forms 10-Q. (Tr. 169, 175, 217.) Deloitte informed Impax on November 21, 2005, that it would complete work on the 2004 audit but it would not serve as Impax's auditor for periods subsequent to 2004. (Tr. 398; Div. Ex. 65 at 2.) Deloitte has completed a significant amount of work on the 2004 audit. (Tr. 203.) Deloitte will not complete the 2004 audit until Impax develops a revenue recognition policy that is acceptable to Deloitte. (Tr. 33.) In November 2006, Impax retained Grant Thornton LLP (Grant Thornton) as its independent auditor for its 2005 and 2006 financial statements and for its internal controls. (Answer at 6; Tr. 254.) Impax does not consider it unusual "under the circumstances of Sarbanes-Oxley" to have had three different auditors from 2002 to 2006. (Tr. 404.)

The Commission suspended trading in Impax securities from December 29, 2006, through January 16, 2007, pursuant to Section 12(k) of the Exchange Act, because there was a lack of current and accurate information concerning Impax's securities. Cosmetic Center, Inc., File No. 500-1, Order of Suspension of Trading. (Answer at 2.) Impax claims that the day before the suspension, its shares traded at $9.80 per share and its market capitalization was $600 million. (Answer at 2.) When Impax resumed trading on January 17, 2007, "dealers were only permitted to publish only unsolicited quotations, meaning quotations (limit orders) on behalf of a customer that represents the indication of interest." (Impax Ex. 4 at 3.)

ISSUES

The OIP alleges that Impax has violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 by failing to file required periodic reports since it filed its Form 10-Q for the quarter ended September 30, 2004. The OIP specifies that Impax has not filed Forms 10-K for 2004 and 2005 and Forms 10-Q for the first three quarters of 2005 and 2006.[18] The issues are whether the allegations are true and, if so, what, if any, sanction is necessary and appropriate for the protection of investors.

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[17] Impax indicates that it has conferred with OCA twice. (Impax Brief at 60.)

[18] The OIP was issued before Impax's Form 10-K for 2006 was due to be filed with the Commission. The due date had passed when this Initial Decision was issued and Impax had not made the filing.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) requires issuers with classes of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Exchange Act Rule 13a-1 requires issuers to file timely annual reports. Exchange Act Rule 13a-13 requires issuers to file timely quarterly reports.

It is undisputed that the allegations in the OIP are true. Impax has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and Impax violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 by failing to file required periodic reports with the Commission since it filed a Form 10-Q for the period ended September 30, 2004. (Answer at 1.)

SANCTIONS

Exchange Act Section 12(j) authorizes the Commission, where it finds the issuer has violated the statute or regulation, to suspend for a period not exceeding twelve months or to revoke the registration of a security, "as it deems necessary or appropriate for the protection of investors." Impax admits that the alleged violations occurred. The only issue is whether sanctions are warranted.

Arguments of the Parties

Impax argues that under the unique facts of this case, suspension or revocation is an inappropriate remedy for Impax's violations and unnecessary to protect public investors.[19] (Tr. 25, 138; Impax Brief at 1, 70-71.) Impax claims that the Agreement is one of the most comprehensive agreements in existence and it committed the violations only because it has been difficult and time consuming to resolve accounting issues of extraordinary complexity. (Tr. 326, 403; Impax Brief at 44.) Impax also maintains that the period of violations is much shorter than the usual Section 12(j) proceeding. (Impax Brief at 66.) Impax characterizes its violations as serious but not egregious and urges additional forbearance. (Tr. 140; Impax Brief at 2, 43.) Impax claims the violations are isolated, not recurrent, because developing a new revenue recognition policy for the Agreement is an isolated instance. (Impax Brief at 43-44.)

Impax contends that imposing suspension or revocation is inappropriate on these facts and that Exchange Act Section 12(j) is not a strict liability provision.[20] Impax represents that it

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[19] Impax does not challenge the Commission's reporting requirements. (Tr. 137.) It does not claim the information that is available satisfies the requirements of a Form 10-K. (Tr. 121.) Impax does not contend that the information available to the public includes all the information that would be disclosed in Impax's Form 10-K. (Tr. 119.)

[20] It appears that Impax believes the Division is arguing for an automatic suspension or revocation because of the admitted violations. In response, Impax argues that the provisions of Exchange Act Section 12(j) are not automatic because: (1) the statutory language is permissive; (2) the Commission historically has not automatically suspended or revoked an issuer's registration for failing to file reports; (3) if suspension or revocation were deemed necessary or

has done everything it could do to become current in its reporting given the complex issue of revenue recognition posed by the Agreement. (Tr. 137, 337; Impax Brief at 46, 58.) Impax claims that because of the "multiple deliverables" under the Agreement and "various features potentially requiring accounting as derivative financial instruments, the analyses required to determine the appropriate method of recognizing revenue under the agreement have been unusually complex." (Answer at 5.) It claims that the time spent obtaining Deloitte's concurrence has been lengthy despite the diligence of all involved:

> primarily because of the sheer complexity of the accounting issues, the auditors' internal procedures, and the fact that the auditors, due to the nature of their role as auditors, have been reluctant to advise Impax what method will be acceptable to them, as distinct from reacting to Impax's proposals with questions, comments and suggestions in a process akin to the Socratic method.

(Impax Brief at 2.)

The gist of Impax's position is that its violations occurred because of facts beyond its control, such as accounting complexities arising from the inordinately complex and unique Agreement, delays by Deloitte, and Sarbanes-Oxley. Impax maintains there is little discussion in the accounting literature that is directly on point and that it has had to analyze the various accounting issues by analogy. (Tr. 360.) Impax claims to have spent over $3 million trying to resolve the revenue recognition issue and complete its 2004 audit. (Answer at 5; Tr. 334.)

Impax believes it currently has several thousand shareholders, including institutions and other sophisticated investors. It maintains that since its last required filing, it has continuously apprised investors and the market of significant developments by use of over forty filings on Form 8-K, postings on its Web site, and presentations at investor conferences. (Answer at 2; Impax Brief at 3-4.) Impax contends that there is sufficient information in the public domain for investors to make reasonably informed investment decisions on whether to purchase, sell, or hold Impax securities so that it is not necessary or appropriate to suspend or revoke the registration of any class of Impax securities. (Answer at 1; Tr. 133.)

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appropriate in every instance, then Congress would not have limited the Commission's ability to suspend trading ex parte for only ten days in Exchange Act Section 12(k); (4) suspension or revocation is considered draconian; (5) the Commission has less drastic remedies available in Exchange Act Section 15(c)(4); and (6) whether suspension or revocation is necessary or appropriate depends on the particular facts at issue. (Impax Brief at 34-37.) The Division denies making such an argument. (Div. Reply at 2.)

In support of its position, Impax introduced expert testimony from Simon Z. Wu (Wu).[21] (Impax Ex. 4.) Wu concludes that the market for Impax stock from November 16, 2004, through December 28, 2006, has been an "efficient market," even without periodic financial reports.[22] (Impax Ex. 4 at 3, 15.)   He defines an efficient market as one where all known relevant information, even false information, is continually incorporated into the stock price and that the market price is an unbiased estimate of the company's true value. (Tr. 444, 470; Impax Ex. 4 at 6.) Wu based his conclusions on several factors. Wu found that the trading activity of Impax stock was much more active and liquid than an average small-cap stock before and after the Commission suspended trading. (Impax Ex. 4 at 7-8.) According to Wu, the average daily trading in Impax common stock pre-suspension was over 550,000 shares while the NASDAQ Small-Cap Average was less than 50,000. The same figures post-suspension are over 256,000 shares for Impax as compared with 58,000 shares for the NASDAQ Small-Cap Average.

Wu concludes further that active trading in Impax stock indicates that the stock is trading efficiently, investors are not significantly concerned about Impax's delinquent filings, and that the stock price likely reflects a risk component reflecting uncertainty about Impax's future. (Tr. 474; Impax Ex. 4 at 9.) Impax's stock price went from about sixteen dollars per share in July 2005, to a little more than ten dollars per share in early August 2005, and increased from six to seven dollars per share between September 5 and 8, 2006, on a positive report by Lehman Brothers.[23]   (Impax Ex. 4 at 11-12.) Wu also concludes that information about Impax was readily and consistently available to the trading community because five to twelve analyst firms issued reports on Impax and it was mentioned in over 1,500 news articles. (Impax Ex. 4 at 12-13.) Wu's research shows that in 2006 more than twenty-five institutional investors held Impax shares and these holdings constituted over forty percent of the total shares outstanding. Wu considers the extent of institutional holdings as evidence that Impax's stock price likely reflects all publicly available information and closely represents Impax's true value. (Impax Ex. 4 at 14.)

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[21] Wu received Ph.D and M.A. degrees in economics with a specialty in finance, international finance, and econometrics from Vanderbilt University and a B.B.A. degree in economics from Belmont University. Wu was a senior economist with the National Association of Securities Dealers and subsequently the Nasdaq Stock Market from 1998 to 2002 where he authored many studies on a variety of subjects. Wu has presented expert testimony on behalf of parties in securities matters, has published research papers, and made presentations before organizations consisting of finance and securities professionals. (Impax Ex. 4 at Appendix B.)

[22] I deny the Division's renewed motion to strike Wu's expert testimony. (Div. Brief at 47-48.) It is a close question whether Wu's opinions are relevant. I affirm my ruling at the hearing and allow his testimony into evidence given the broad admissibility standard that applies generally to the conduct of administrative proceedings and the Commission's pronouncement in City of Anaheim, 54 SEC 452, 454 & n.7 (1999) ("law judges should be inclusive in making evidentiary determinations") (multiple citations omitted). 17 C.F.R. § 201.320.

[23] The record contains no explanation why trading in Impax common stock was so much greater than trading for the NASDAQ Small-Cap Average or why Impax's stock price changed so dramatically in July and August 2005 and September 2006.

Wu believes "that an efficient market also protects small retail investors, as the stock price is unlikely to deviate much from its true underlying value." (Impax Ex. 4 at 14.)

The Division disputes Impax's claim that it has been diligent and reasonable in efforts to comply with the reporting requirements and asserts that the availability of alternative information does not create an exception to the requirements that an issuer of registered securities file periodic reports. (Tr. 15; Div. Brief at 43.) The Division faults Impax for ignoring "the most basic principle of corporate governance that a public company is charged with having in place sufficient resources, expertise, and internal controls to be able to account for its business decisions." (Reply Brief at 9.) The Division argues that it is appropriate to revoke the registration of Impax common stock given Impax's continuing egregious violations of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. The Division is unaware of any Initial Decision in an Exchange Act Section 12(j) proceeding where the Commission failed to revoke the registration of an issuer that was not compliant when the Initial Decision was issued. (Div. Brief at 35; Div. Reply at 6.)

The Division contends the following factors show that revocation is appropriate: (1) Impax created a morass by choosing to enter a complicated Agreement that overwhelmed its accounting capability; (2) Impax's internal control weaknesses compounded its accounting problems; (3) Impax made false or misleading representations on its Web site until approximately February 27, 2007, in Form 12b-25 filings, to the Nasdaq Listing and Qualifications Panel, and in press releases; (4) Impax has manipulated and misused the OCA pre-clearance process; (5) Impax and its officers have violated Sections 13(d) and 16(a) of the Exchange Act and Exchange Act Rules 13d-2, 16a-2, and 16a-3[24]; and (6) Impax's assurances against future violations are not credible. (Div. Brief at 36-44.) The Division characterizes Impax's violations as continuous and unending. It maintains that Impax's president and CEO, and CFO had a high degree of culpability. (Div. Brief at 37.)

Gateway Criteria

In Gateway Int'l Holdings, Inc., 88 SEC Docket 430 (May 31, 2006), the leading case on the application of Exchange Act Section 12(j), the Commission stated:

> [to] ensure that investors will be adequately protected therefore turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand. In making this determination, we will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to

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[24] The Division introduced evidence and arguments to address alleged reporting violations by Impax officers pursuant to Sections 13(d) and 16(a) of the Exchange Act and rules thereunder. (Div. Brief at 29-32; Div. Reply at 11-12.) I have not considered this evidence in reaching a decision because these allegations were not in the OIP.

remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.

Gateway, 88 SEC Docket at 439. The Commission reaffirmed Gateway in America's Sports Voice, Inc., Exchange Act Release No. 55511 (March 22, 2007).

Impax's violations are serious and recurrent. "Failure to file periodic reports violates a central provision of the Exchange Act." Gateway, 88 SEC Docket at 441. The purpose of the periodic reporting requirements is to supply investors with current and accurate financial information about an issuer so that they can make an informed investment decision. These requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities." SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history). Requiring audited financial statements is a means of assuring accurate financial statements. Investors have not had access to audited financial statements from Impax since calendar year 2003 because it has not filed annual reports for 2004, 2005, and 2006. In addition, Impax has not filed quarterly reports for the first three quarters of 2005 and 2006. The fact that Impax failed to file three annual reports and six quarterly reports covering a period of more than two calendar years also shows that the violations were recurrent.

Impax committed the violations with a high degree of culpability. The knowledge of Impax's officers is attributable to Impax. Impax's President, CEO, COO, and CFO knew that Impax was required to file periodic reports and that it had not done so since the last quarter of 2004. (Tr. 219-221, 322-23.) See SEC v. Manor Nursing Ctrs., Inc., 458 F.2d 1082, 1096-96 nn.16-18 (2d Cir. 1972) (holding that the knowledge of individuals is imputed to the corporation they controlled).

Impax's culpability is established by the following facts. Impax allowed:

(1) almost two months to pass from the due date for filing its Form 10-K for 2004, until May 26, 2005, when it filed its first pre-clearance request to OCA. In addition, it filed a pre-clearance request on May 26 that it knew was materially deficient;

(2) more than five months to pass between its May 2005 pre-clearance request and filing its second pre-clearance request on November 7, 2005. In addition, the November 2005 pre-clearance request did not contain an auditor's opinion when Impax knew that OCA required one;[25] and

(3) more than fourteen months to pass between the November 2005 pre-clearance request and February 2, 2007, when Impax filed its most recent pre-clearance request.

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[25] Ten Eyck knew OCA's pre-clearance protocol requires that the auditor take a position on the accounting method proposed in the pre-clearance request; however, Deloitte did not take a position on the method Impax proposed in its first two pre-clearance submissions. (Tr. 287.)

There is no evidence to support Impax's complaints that Deloitte caused the delay in filing its Form 10-K for 2004.[26] (Tr. 388, 391-92.)

The facts do not support Koch's testimony that filing required reports was his highest priority. (Tr. 332.) The evidence is persuasive that the delay in completing the audit of Impax's 2004 financials was Impax's failure to supply information within its control to its auditors and to OCA. For example:

(1) Deloitte considered Impax's May 2005 pre-clearance request incomplete because it did not clearly present the relevant facts and considerations under the Agreement and consider and/or develop all the appropriate accounting considerations. (Tr. 178, 385.) In the June 2005 conference call on the May 2005 pre-clearance request, OCA raised twelve or thirteen questions for Impax and Deloitte to consider in resolving the issue. (Tr. 65-67.) A representative from Deloitte had many of the same questions as OCA. (Tr. 68, 179, 389.)

(2) Impax's November 2005 pre-clearance request states that Deloitte was unable to form a conclusion on the completeness, accuracy, or propriety of the proposed accounting issue in light of the additional information and evidence it requested from Impax on at least six items. (Tr. 73-74, 78-79, 184-85, 212-14; Div. Ex. 61 (under seal) at 20.) According to OCA, there was still a host of issues and the status was the same as five months earlier. (Tr. 75.)

(3) On April 11, 2006, more than fifteen months after the audit year ended, Impax had not completed responses to the 100-plus items on Deloitte's list of open audit items on the 2004 audit, some of which were unrelated to the revenue recognition issues. (Div. Ex. 65 at 2.)

(4) In the conference call on January 3, 2006, OCA posed six to ten questions that it needed answered before it could begin a dialogue with Impax. Some of these questions were inquiries it posed on the May 2005 pre-clearance request (Tr. 76-77.) Deloitte participated in the call and also had several open questions for Impax. (Tr. 76-77, 186.)

(5) Impax committed to provide OCA with a new accounting analysis on the January 3, 2006, conference call and failed to do so. (Tr. 105-07, 127.) Hardiman closed his file in Corporation Finance on April 12, 2006, when Impax failed to provide information. OCA closed its file in May 2006 for the same reason. (Tr. 79-80, 105, 127.)

Impax takes no responsibility for the violations. It introduced voluminous evidence in an attempt to show that it did all it could do to remedy its past violations and ensure future compliance. The facts, however, show that Impax is solely responsible for the violations. First, it is well settled that the issuer, not the auditor, is responsible for preparing and filing financial

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[26] Following the second conference call, Impax submitted five "white papers" to Deloitte with the final submission on June 7, 2006. Deloitte notified Impax on July 16, 2006, that the analysis was sufficient to consider a further pre-clearance submission. Similarly, Impax submitted several drafts of the most recent pre-clearance submission to Deloitte with the final submission on January 16, 2007. Deloitte indicated its concurrence on February 2, 2007. (Tr. 358.)

statements. (Tr. 171.) Impax cannot blame others for its inability to account for a contract that it entered to further its business interests. (Tr. 146.) Impax's accounting department had fewer than four CPAs when it entered the Agreement, which it characterized as an inordinately complex strategic alliance with multiple elements.[27] (Tr. 405-06.) After dealing with Impax, one OCA team member concluded that perhaps Impax or certain members of management were overwhelmed by the "amount of work that needed to go into this analysis." (Tr. 87.)

Second, strategic alliance agreements with multiple-element arrangements are common in the pharmaceutical and biotech industries. (Tr. 99.) The weight of the evidence is that the accounting issues that are preventing completion of Impax's 2004 audit are not unique and inordinately complex. The support for Impax's position comes from its CFO and its accounting consultant. The other accountants and auditors agreed that the Agreement represented an extremely complicated transaction that generated complex accounting issues, but they did not consider the issues unique or inordinately complex. (Tr. 87, 204, 214-15.) In fact, one OCA team member found the accounting issues presented by the Agreement not particularly complex compared with other issues that OCA has resolved. (Tr. 99-102, 125.) Moreover, Teva's controller and vice president of finance rated the Agreement in the middle on a complexity scale of one to ten, compared to Teva's many other strategic agreements that involve multiple commercial markets outside the United States. (Tr. 143-44, 159.) Teva has entered more complex strategic alliances involving international commercial markets, yet it has managed to be current in all its Commission filings. (Tr. 144.)

Impax's statements that it can complete its 2004 through 2006 audits and file its delinquent annual reports within eight to twelve weeks of a favorable response from OCA lack credibility in view of its many failures over the past several years to perform on other time estimates. (Answer at 6; Tr. 361.) On March 16, 2005, Impax represented in a Form 12b-25 filing with the Commission that it expected to file a Form 10-K for 2004 by the end of March 2005. (Div. Exs. 37, 39, 108.) On May 19, 2005, Koch made a similar representation to Nasdaq. (Tr. 381.) Donohoe Advisory Associates, LLC (Donohoe), hired to assist with Impax's Nasdaq de-listing hearing, represented in a July 6, 2005, letter to The Nasdaq Listing Qualifications Panel that:

> Given the delay in completing the OCA process, which is principally due to the delay in obtaining Deloitte's comments regarding the supplemental submission (a circumstance unfortunately outside of the Company's control), the Company is not in a position to file the Forms 10-K and 10-Q as it intended to do by July 5 and 15, 2005, respectively. The Company does, however, believe that it will make the necessary filings by the end of July.

(Tr. 389-91; Div. Ex. 50.) On July 26, 2005, Donohoe requested another extension until September 13, 2005, by which time Impax will file the 2004 Form 10-K and Forms 10-Q for the March 31 and June 30, 2005, quarters. (Div. Ex. 54 at 2.) On August 11, 2005, Impax filed a

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[27] Since 2005, Impax's accounting department has had twenty-four people, including four CPAs. (Tr. 405.)

Form 12b-25 in which it represented that it could not timely file its Form 10-Q for the second quarter of 2005, but that it would make the filing within fifteen days of the prescribed due date.[28] In the text of the filing, Impax also stated that it was unable to predict the date on which it would make the filing. Impax made none of the promised filings.

Other Considerations

There is no guarantee that Deloitte will complete the audit of Impax's 2004 financials. (Tr. 254.) In addition, Deloitte would not or could not estimate how long it will take to audit Impax's 2004 financials after OCA pre-clears Impax's proposed method of treating revenue recognition under the Agreement.[29] (Tr. 190.) If and when OCA approves the method Impax has suggested, Impax anticipates having to restate certain financial statements and Deloitte and Grant Thornton will do the following accounting and auditing tasks: (Tr. 193.)

(1) Impax must reflect the pre-cleared method in its 2004, 2005, and 2006 financial statements (Tr. 192-93, 260.);

(2) Deloitte will need to assess the impact of Impax's conclusions on its auditing procedures and complete the 2004 audit (Tr. 193-94);

(3) Grant Thornton's audits for 2005 and 2006 depend on Deloitte completing the 2004 audit. (Tr. 256-57.) Grant Thornton will coordinate with Deloitte to perform the work-paper review of the work that Deloitte did for the 2004 audit. (Tr. 258-61.) Grant Thornton will then complete procedures it is performing in connection with the 2005 and 2006 audit. Grant Thornton estimates it has completed sixty to sixty-five percent of its work in connection with the audits of Impax's 2005 financial statements and its internal controls in 2005. (Tr. 256.) Grant Thornton began field work on Impax's 2006 financials and internal controls in January 2007, and a fair amount of work still needs to be completed. (Tr. 257.) Grant Thornton will also need to obtain the customary management representation letter, letters from external legal counsel, and review Impax's other filings (Tr. 261.); and

(4) Internally, Grant Thornton will clear all accounting issues at the engagement team level and with the concurring partner on the engagement. In this situation, a regional technical review will look at the conclusions in the OCA submission and the audit procedures performed and Grant Thornton's national accounting principals group intends to look at the issue and conclusions. (Tr. 261-62.)

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[28] I grant the Division's request and take official notice of the filing. 17 C.F.R. § 201.323.

[29] Impax will have to reflect the OCA-approved revenue recognition method to its 2004 financials and account for the direct and indirect impacts and prepare 2004 final financial statements that Deloitte will audit. (Tr. 191.) Before it issues an audit opinion on the 2004 financial statements, Deloitte would need to understand what occurred in subsequent years and would rely on the audits of the successive auditor, Grant Thornton. (Tr. 192.)

Wu's opinions that an efficient market for Impax's common stock exists and that holdings by institutional investors show that Impax's stock price likely reflects all publicly available information and closely represents Impax's true value do not alter the requirement that public companies must regularly file reports that are prepared in conformity with accounting standards and audited by an independent accountant to protect investors. Gateway, 88 SEC Docket at 437-38 (citations omitted).

Impax actively promotes the buying and selling of its common shares. (Tr. 371-72.) It appears that some of the information it has conveyed to the public is questionable or incorrect. For example, on February 27, 2007, Impax's Web site erroneously represented that it traded on the Nasdaq Global Market. (Tr. 397; Div. Ex. 107.) In addition, Impax falsely suggested in Commission filings that it continued to consult with OCA. In fact, Impax did not supply OCA with information OCA requested and it did not engage with OCA in any ongoing dialogue following the pre-clearance submissions and related conference calls. (Tr. 71-72, 78-80, 82, 103-07, 124; Div. Exs. 100, 102.) Impax has been less than forthright in disclosing to the public that until February 2007, it has been unable to obtain auditor approval for accounting for financial elements of the Agreement. (Tr. 378-79.)

The 2004 audit will be the first year that Impax must comply with Section 404 of Sarbanes-Oxley. (Tr. 195.) Deloitte identified material weaknesses in Impax's internal controls over financial reporting as of December 31, 2004.[30] (Tr. 195-97.) In addition to all the delays that have been described, Impax waited until June 27, 2005, to file a Form 8-K that disclosed this information.[31]

For all the reasons stated above, I find that a sanction is necessary and appropriate for the protection of investors. I find further that suspension is inappropriate given that Impax has not brought itself into compliance despite notice from Corporation Finance on March 29, 2006, that the Commission might revoke its registration if it failed to file the required reports within fifteen days and Commission suspension of trading in Impax securities from December 2006 through January 16, 2007. See Gateway, 88 SEC Docket at 441 n.34. I find the registration of Impax's registered securities should be revoked.

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[30] "A material weakness, as defined in PCAOB Auditing Standard No. 2, is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected." (Tr. 196-97; Div. Ex. 93.)

[31] The material weaknesses include: (1) the Agreement with Teva; (2) Impax's financial close and reporting process; (3) Impax's billing controls for non-electronic data interchange orders; (4) Impax's inventory valuation procedures; and (5) Impax's reserve for shelf-stock protection. (Tr. 196-97; Div. Ex. 93, Exhibit 99.2 at 2.) According to Impax, the Form 8-K identified the corrective action it had taken to remedy the material weaknesses. (Tr. 365-66.)

RECORD CERTIFICATION

Pursuant to Rule 351(b) of the Commission's Rules of Practice, 17 C.F.R. § 201.351(b), I certify that the record includes the items described in the record index issued by the Secretary of the Commission on April 12, 2007.

ORDER

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of all classes of the registered securities of Impax Laboratories, Inc, be, and hereby is, REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge